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ANDREWS KURTH LLP	600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
Gislar R. Donnenberg 713.220.4322 Direct 713.238.7167 Fax gdonnenberg@andrewskurth.com

October 31, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

  Re:
  Linn Energy, LLC
  Amendment No. 1 to Registration Statement on Form S-1
  Filed on September 16, 2005
  File No. 333-125501

Dear Mr. Schwall:

        On behalf of Linn Energy, LLC (the "Registrant"), we are filing Amendment No. 2 to the above referenced registration statement (the "Registration Statement").

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 21, 2005 (the "Comment Letter"), with respect to Amendment No. 1 to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Form S-1

General

Comment 1:

To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

  Response:

  We acknowledge the Staff's comment and have made appropriate corresponding changes to all disclosure to which a comment relates.

Comment 2:

Once you file all omitted exhibits and appendices, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

  Response:

  We have filed with Amendment No. 2 all exhibits that are currently available. Please see Exhibits 10.5, 10.6, 10.7, 10.8, 10.11 and 10.12 to the Registration Statement. We will file any remaining exhibits as soon as they become available so that the Staff has adequate time to review.

Comment 3:

In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. For example, you omit the percentage estimate at page 119. Also include updated disclosure, including Capitalization table information, and advise us regarding the status of your application to list on The NASDAQ National Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We also encourage you to include your internet address in your filing. See Item 101(e) of Regulation S-K.

  Response:

  We have revised the Registration Statement in accordance with the Staff's comments. We have filled in the blanks on pages 6 and 108 and updated the Capitalization table on page 36. Other blanks in the registration statement, including the percentage estimates on pages 10 and 123, will be filled as soon as the information becomes available.

  We submitted the listing application with NASDAQ on June 27, 2005. We received comments on July 13, 2005, and we are currently in the process of responding to those comments.

  We anticipate including third quarter financial information in our next filing, and as a result, a substantial portion of the information contained in the Form S-1 will change. We therefore respectfully submit that it is impractical to include brackets indicating all information that any change prior to effectiveness.

Comment 4:

Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

  Response:

  The artwork included on the inside cover of the prospectus is the only artwork we intend to include in the filing. We will update the information provided on the inside cover of the prospectus as soon as the September 30, 2005 reserve report is available, which is expected to occur prior to the filing of the next amendment.

Comment 5:

It appears that the $17.2 million you intend to borrow in order to make up the difference necessary for your $33.5 million in distributions for the coming calendar year is akin to the "shortfall" you cite in the tabular presentation at page 47. Provide us with a supplemental version of a new tabular presentation that combines the information that appears in the tables at pages 44 and 47, but that also characterizes the $17.2 million as a "shortfall." You then could include the borrowings to demonstrate how you will address the anticipated shortfall.

  Response:

  We have revised the Registration Statement where appropriate, such as by expanding the first bullet point on the prospectus cover page, to state that we expect to borrow $17.2 million in 2006 to allow us, together with cash generated from operations, to fund our drilling program and to pay our annualized initial quarterly distribution. In accordance with the Staff's request, we have supplementally provided the Staff a table as set forth below, which characterizes the $17.2 million of borrowings as a "shortfall." We have also added additional disclosure throughout the document indicating that we will need to borrow $17.2 million in 2006 to meet our annualized initial quarterly distribution. Please see the prospectus cover page and pages 4, 9, 17, 41, 42 and 47.

  We expect our 2006 drilling program budgeted at $32.7 million to generate a corresponding increase in production. For example, during the nine month period ended September 30, 2005, we drilled 78 wells. As of December 31, 2004, our daily production was 10.6 MMCFE/d and as of September 30, 2005 it was 13.7 MMCFE/d, representing an increase of 29%, excluding production associated with the three acquisitions completed during 2005. Similarly, we expect the remainder of our 2005 drilling program and our 2006 drilling program to result in additional production increases.

  Giving effect to this offering and the application of the net proceeds therefrom, our borrowing capacity is expected to be $80 million, assuming our current borrowing base of $225.0 million (which borrowing base reflects the additional properties acquired from Exploration Partners). We anticipate that we will have sufficient capacity under our credit facility for the year ending December 31, 2006 to borrow the $17.2 million shortfall. Please note that our anticipated borrowings of $17.2 million are $15.5 million less than the anticipated capital expenditures of $32.7 million. We further include cross references to the risk factor on page 26 alerting the readers to the fact that the amount of the borrowing base is in the sole discretion of the lenders. Please see pages 9, 41 and 49.

  Set forth below is the table requested by the Staff to be provided supplementally.

SUPPLEMENTAL TABLE

Estimated Adjusted EBITDA	$69,321
Less: Cash Interest Expense	(9,321)

Cash Flow from Operations	60,000

Less: Total Annualized Initial Quarterly Distributions	(44,500)

Cash Flow from Operations (after distributions)	$15,500

Less: Capital Expenditures	32,700

Shortfall (Borrowings under our Credit Facility)	$(17,200)

Comment 6:

In addition, ensure that your disclosure throughout the prospectus makes clear that you would have been unable to make the intended distributions in prior periods and that you only will be able to make such distributions prospectively if you borrow what amounts to more than 50% of the amount required to do so. We may have additional comments.

  Response:

  We have ensured that our disclosure throughout the prospectus makes clear that we would have been unable to make intended distributions in prior periods. Please see the revised first bullet point on the prospectus cover page and pages 4, 9, 17, 18, 40 and 41. We have also included revised disclosure to clarify that we will have to borrow an amount that represents approximately 39% of the intended distributions for 2006, based on current expectations. Please see pages 9, 17, 41 and 47.

Cover Page

Comment 7:

Expand the first bullet point and related disclosure elsewhere to make clear that you would have had shortfalls as of the most recent fiscal year end and period end. As the immediately prior comment suggests, also make clear that you will incur substantial additional debt in order to meet the initial quarterly distribution. We may have additional comments.

  Response:

  We have expanded the first bullet point and related disclosure elsewhere to clearly state that we would have had significant shortfalls in recent periods. Please see the prospectus cover page and pages 4, 9, 17, 18, 40 and 41. In addition, as noted in our response to comment 6 above, we have included disclosure throughout the prospectus to make clear that we will incur substantial additional debt in order to meet the initial quarterly distribution. Please see the prospectus cover page and pages 4, 9, 17, 18, 41, 42 and 47.

Prospectus Summary, page 1

Comment 8:

Avoid repeating disclosure many times throughout your prospectus. For example, you repeat the entire Competitive Strengths disclosure in your Business section. Instead, abridge this section to provide a brief overview of the key aspects of the company and the offering. Also provide balanced disclosure that identifies corresponding weaknesses.

  Response:

  We have shortened the Summary section generally and the Competitive Strength disclosure in particular. Please see the revised Competitive Strengths on pages 3 and 4. We have moved the summary of risk factors to page 4 of the prospectus summary to provide balanced disclosure that identifies the weaknesses corresponding to our competitive strengths.

The Offering, page 9

Cash distributions, page 10

Comment 9:

You indicate here and elsewhere that you believe you will generate sufficient cash flow from operations to pay the initial $0.40 quarterly distribution. But this is inconsistent with your expectation that you will need to draw down on your revolving credit facility to make the distribution possible. Make appropriate revisions here, at page 48 and wherever necessary to eliminate the suggestion that your cash flow will be sufficient, or explain to us why you believe the statement is complete and accurate as currently drafted.

  Response:

  In accordance with the Staff's comments, we have modified the statement that we believe that we will have sufficient cash flow from operations to pay the initial quarterly distribution to state that we believe we will have sufficient cash flow from operations that, together with borrowings of approximately $17.2 million, will allow us to meet our capital expenditure requirements and the initial $0.40 quarterly distribution on all units. Please see the prospectus cover page and pages 4, 9, 17, 41, 42 and 47.

Summary Reserve and Operating Data, page 15

Comment 10:

We note your disclosure of a metric referred to as "PV-10". As it appears this metric as calculated is equivalent to your Standardized Measure, please modify your disclosure to also refer to this metric as your Standardized Measure to avoid investor confusion. Please refer to Item 10(e)(i)(A) and Item 10(e)(ii)(E) of Regulation S-K regarding the use of non-GAAP measures, as applicable.

  Response:

  Due to the nature of our entity which is not obligated to pay federal income tax, the metric referred to as PV-10 and our Standardized Measure are identical. Accordingly, to avoid investor confusion, we have added "Standardized Measure" in parentheses wherever the metric "PV-10" appears in the document. Please see pages 14, 15, 20, 55, 80, 81 and B-3.

Risk Factors, page 18

Comment 11:

Ensure that you discuss in this section all material risks. The reference at page 43 to the Risk Factors section and "the other risks discussed in this prospectus" suggests otherwise.

  Response:

  We have revised the Registration Statement to eliminate the implication that a discussion of material risk factors is to be found elsewhere than in the Risk Factors section of the prospectus. Please see the revised disclosure on page 42.

Comment 12:

Revise your captions and ensuing risk factor discussions to identify concisely the specific and immediate effects on your operations or your company and the potential harm to investors. Furthermore, your risk factor captions and discussions should explain how the potential risk affects your operations rather than simply referring to a material effect on your business, financial condition, and results of operations. For example, refer to the first caption on page 19 and the second through fourth risk factor captions on page 25. Please note that these are merely examples. Review the entire section and make changes accordingly.

  Response:

  We have reviewed the entire section and have revised captions and risk factor discussions to identify concisely the specific and immediate effects on our position, and the potential harm to investors, explaining how the potential risks affect our operations. Please see the revised risk factor captions and discussions on pages 17-33.

Comment 13:

Revise the caption for the first risk factor to make clear that you need to borrow to make the intended quarterly distributions and that you would have fallen short in recent periods. Add a new second risk factor that addresses the second point in additional detail.

  Response:

  We have revised the caption of the first risk factor and added a new second risk factor in accordance with the Staff's comment. Please see the revised first risk factor on pages 17-18 and the new second risk factor on page 18.

Our business is difficult to evaluate because we have a limited operating history, page 25

Comment 14:

Rather than merely reciting these facts, recast this risk factor to focus on any risks that result from your limited history.

  Response:

  We have revised the risk factor to focus on those risks resulting from our limited operating history. Please see the revised risk factor on page 24.

We depend on a limited number of key personnel who would be difficult, page 28

Comment 15:

Identify here and at page 76 the "key personnel" and "key members" to whom you refer. If you have key person insurance for your key employees, because this information would tend to mitigate the risk you discuss, disclose it elsewhere in the document. If you do not have such insurance, disclose that fact here.

  Response:

  We have revised the disclosure to identify Michael C. Linn as our only key employee and clearly noted that we do not carry key person insurance. Please see the revised risk factor on page 27 and the revised disclosure on page 78.

Capitalization, page 36

Comment 16:

Please disclose how you determined the amounts reported as pro forma.

  Response:

  We added footnote disclosure to the capitalization table. Please see page 36.

Comment 17:

Revise the table to clarify why there are separate entries for "unitholders" and "unitholders' capital."

  Response:

  The two accounts were broken out to show the ownership prior to and after the IPO. There is no difference in the accounts, and therefore they have been combined into one line item (now called Total member's capital). Please see the revised table on page 36.

Cash Distribution Policy and Restrictions on Distributions, page 39

Comment 18:

Provide a more detailed discussion about the policy and provide support for the $.040 quarterly distribution amount. Please expand your disclosure in this section as follows:

  •
  Include an indication, if true, that you have recently grown your business through acquisition and have a limited history of operating these newly acquired operations within your business as a whole. As a result, you have limited historical basis upon which to rely with respect to whether you will have sufficient available cash to pay the stated distribution amounts.

  Response:

  We have revised our disclosure to indicate that we have a limited history of operating these newly acquired assets and therefore we have limited historical basis upon which to rely in our determination whether we will have sufficient available cash. Please see pages 24 and 39.

  •
  Include a discussion that identifies when you anticipate being able to achieve the level of expected cash distributions and the means by which you intend to achieve such levels. Include a discussion of the types and levels of activities you will need to undertake to generate the cash flows you describe.

  Response:

  We have added a new second bullet point under "Limitations to Our Ability to Make Quarterly Distributions" on page 38 in accordance with the Staff's comment.

  •
  In addition to capital expenditures, provide a discussion of your anticipated cash reserves needed for purposes of general operations and debt service.

  Response:

  General operations will be funded through a combination of our estimated operating expenses and general and administrative expenses, which are outlined in the table on page 44 and are $9.4 and

  $4.0 million, respectively. Debt service obligations will be funded through our estimate of interest expense, which is shown in the table on page 43 and is $9.3 million.

  •
  Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

  Response:

  We have supplementally provided the table attached as Exhibit A setting forth our 2006 forecast on a quarterly basis.

  •
  Please expand your presentation to include the impact and/or address of recently acquired and anticipated acquisitions.

  Response:

  We have revised our forecast and included pro forma financial information reflecting our recent acquisition. Please see pages 40, 44 and 45. We have also expanded our disclosure to indicate that our forecast is based upon expected aggregate production levels which include recent acquisitions based upon internal engineering reports and third party reserve reports prepared as of the date of the acquisition of such additional properties. We are only able to include consummated or probable acquisitions in our forecast. Please see page 47.

  •
  Please expand your presentation to include the impact of employee bonus, stock based compensation and/or any other incentive programs.

  Response:

  The effect of employee bonuses and other stock based compensation is reflected in our 2006 estimates and pro forma financial information, with the executive bonuses based upon the success of our initial public offering calculated assuming a $20.00 per unit public offering price. Please see the revised disclosure on page 49.

Comment 19:

We note that your calculation of Adjusted EBITDA includes the realized losses on extinguishment of debt and derivative instruments. As these items appear to represent losses that are settled with cash, please explain why they contribute to your distributable cash flow. Please provide investors with an understanding of how you intend to source the cash determined in your Adjusted EBITDA amount that includes losses settled with cash.

  Response:

  On a historical basis, the calculation of Adjusted EBITDA includes the realized loss on cancellation of derivative instruments because we canceled less favorable hedges in order to enter into new hedges in order to realize better natural gas prices, thus increasing our ability to make distributions. Effective as of the IPO date, our credit facility will prohibit any further cancellation of existing hedges.

  The loss on extinguishment of debt represents unamortized financing fees related to the initial credit facility. When we entered into our new credit facility the unamortized fees were expensed and recognized as a loss on the extinguishment of debt. The captions on the statements of operations and cash flow have been amended to read "Write-off of deferred financing fees."

  Additionally, we have replaced the term "extinguishment of debt" throughout the document with the above caption. Please see pages 12, 16, 41, 46, 52, F-6, F-8 and F-78.

Comment 20:

If accurate, revise the last sentence under "Our Cash Distribution Policy" on page 40 to clarify that approval of a majority in interest of your members is required.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised disclosure on page 39.

Comment 21:

Please explain why you have characterized your Realized losses on cancelled natural gas swaps as a "financing activity" on page 42.

  Response:

  The costs of canceling the natural gas swaps before their original settlement date were financed with borrowings under our credit facility. As the transactions were funded with long-term debt that was recognized as an increase in cash from financing activities, we view these as financing activities and do not believe they represent operating activities. We have enhanced the disclosure in the document to reflect the relationship with the realized loss and borrowings under our credit facility. Please see the revised disclosure on pages 16 and 41.

Assumptions and Considerations, page 48

Comment 22:

The first sentence appears to be incomplete. Revise or explain to us why you disagree.

  Response:

  We have revised the disclosure to conform to disclosure elsewhere in the document which we have revised in accordance with the Staff's comments. See page 47.

Comment 23:

We note your reference to "past drilling performance" at page 48. At page 57 you indicate that "any delays in drilling, completion or connection to gatherings lines… will negatively impact the rate of increase in our production, which may have an adverse effect on our revenues and as a result, cash available for distribution." Confirm that your assumptions regarding your future success rate and future production include potential delays, or clarify that because you never have encountered any material delays you have not allowed for that possibility when making your assumptions regarding operations and revenues.

  Response:

  Our drilling forecast for the remainder of 2005 and for 2006 assumes the time from commencing a new well until it is connected and producing into a pipeline to be 60 days. Our historical results have typically been less than 60 days. For example, to date in 2005, our average time from commencing a new well until it is connected and producing into a pipeline has been 34 days.

  Therefore, we believe our estimate going forward includes a sufficient allowance for potential delays. Please see page 47.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Comment 24:

We note your disclosure on page 56 that indicates that "Generally, if a well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense." Please tell us if you have amounts capitalized on your balance sheet that represent suspended well costs. Please refer to the FASB Staff Position FAS 19-1 regarding accounting for suspended well costs.

  Response:

  We have no amounts capitalized on our balance sheet representing suspended well cost under FASB Staff Position FAS 19-1.

Comment 25:

We note your disclosure that indicates certain pricing provisions associated with your natural gas contracts. Tell us what price is used at the date you recognize revenue and the time period that exists until the final price is determined. Tell us if any significant differences exist between provisionally priced revenues and actual settled revenues.

  Response:

  We have various pricing arrangements with our customers. There is a two month lag from the time that the natural gas is produced and sold to the time when we receive payment for the production. For example, payment for December production is received in February. Therefore, on a monthly basis we recognize revenue through our accrual process. There are two pricing structures that we use in our monthly accruals. The natural gas that is sold under contracts that specify NYMEX or a percentage of Columbia Appalachia Index (TCO) is priced using the current month NYMEX rate. For example, December production is priced at the December NYMEX. For gas that is sold at prices that are not based solely on an index, we calculate the blended rate based on the contracts. The rates are monitored on a monthly basis and there has not been a significant variation between the amount that we have used for accrual and the actual cash received. Additionally, all balances that have been reported are based on actual cash receipts.

Contractual Obligations, page 67

Comment 26:

Please add management compensation obligations to your chart.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised table on page 67. The Contractual Obligations chart on page 67 reflects obligations in place as of December 31, 2004.

Critical Accounting Policies and Estimates, page 68

Derivative Instruments and Hedging Activities, page 70

Comment 27:

We note your interest rate swap disclosures that indicate your agreements are "effective." Please expand your disclosure to explain how you determine and monitor effectiveness. Specifically address the requirements of SFAS 133. We may have further comments.

  Response:

  Our reference to the fact that the interest rate swaps are "effective" was to indicate they are in effect and the date they are required to settle. It was not meant to be a reference to the measure of effectiveness under SFAS 133. The word effective has been removed from the amendment as to eliminate any confusion for the investors. Please see the revised disclosure on page 75.

Comment 28:

We note elsewhere in your document that the company is engaged in transactions involving put instruments. Please expand your disclosures to address risks associated with these instruments. Please also address put options in your accounting policy disclosures.

  Response:

  We have added additional disclosure to the Commodity Price Risk section to address the risks associated with purchasing the put instruments. Additionally, we have added the accounting policy for the put instruments to our Critical Accounting Policies and Estimates. Please see the revised disclosure on pages 70 and 74.

Business, page 75

Comment 29:

Briefly discuss your business structure. We notice the reference to various subsidiaries at pages 3, 8 and 83, for example.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised disclosure on pages 6 and 76.

Competitive Strengths, page 76

Comment 30:

We note your disclosure that indicates you have 235 identified proved developed drilling locations. Based on other disclosure in your document, it appears these locations may be undeveloped. Please modify your disclosure accordingly.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised disclosure on page 78.

Drilling, page 77

Comment 31:

Define the term "pay zones" in the context in which it is used, as the average investor may be unfamiliar with the term.

  Response:

  We have replaced the term "pay zones" with the term "producing zones." Please see the revised disclosure on page 78.

Natural Gas Gathering for Others, page 83

Comment 32:

We note your disclosure that indicates Chipperco does not take title to third party natural gas. It appears from page 70 that Chipperco bundles third party natural gas for resale and does take title to the gas it purchases. Please reconcile these disclosures.

  Response:

  We have added additional disclosure to our Revenue Recognition Policy to address gathering and transportation revenue that is recognized by Chipperco. Chipperco provides gas marketing where we take title to the gas and bundle it for resale. Additionally, Chipperco provides gathering and transportation for other producers, in which we do not take title but charge a gathering fee. Please see the revised disclosure on page 70.

Management, page 91

Comment 33:

Revise the first sentence to name the five members to whom you refer, and also identify those chosen for each committee. Clarify whether there are certain board members whom you will appoint following the offering while others will join the board only after the elections to which you refer in the third paragraph under "Compensation Committee Interlocks" on page 92.

  Response:

  We have identified the current two members of our board and the three independent director nominees, and their anticipated committee memberships. We have clarified the disclosure to note that the current members and the members of the board we intend to appoint at the closing of the IPO will be subject to re-election at the first meeting of unitholders and each subsequent board meeting. Please see the revised disclosure on page 94.

Comment 34:

Revise your biographical sketches to provide a complete discussion of each person's business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time. For example, Mr. Neugebauer's sketch is unclear in that regard.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised disclosure on pages 96 and 97.

Employment Agreements, page 95

Comment 35:

Explain in greater detail how the amount of Mr. Rockov's cash bonus will be determined.

  Response:

  We have included a more detailed description of the formula pursuant to which Mr. Rockov's cash bonus will be determined. Please see the revised disclosure on page 100.

Security Ownership of Certain Beneficial Owners and Management, page 100

Comment 36:

Revise the table to clarify why your chairman holds more shares than the total number of shares held by all executive officers and directors as a group.

  Response:

  We have revised the table to include the shares our chairman can be deemed to beneficially own in the total number of shares. Please see the revised disclosure on page 104.

The Limited Liability Company Agreement, page 106

Comment 37:

We refer you to your discussion under Limited Call Right on page 113. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

  Response:

  We believe that the tender offer rules are not applicable to the limited call right described on page 117 of the Registration Statement because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that "this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments." As stated on page 117 of the Registration Statement, our limited liability company agreement will provide any person who owns more than 90% of the then-issued and outstanding membership interests of any class or any of their affiliates with the limited call right. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements and limited liability agreements, as applicable, of numerous previous master limited partnerships and or limited liability companies, and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.

Units Eligible for Future Sale, page 116

Comment 38:

If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination. In this regard, we note your disclosure in the "Underwriting" section.

  Response:

  RBC Capital Markets Corporation ("RBC") and Lehman Brothers Inc. ("Lehman") have advised us that they do not at this time have any intention of releasing any of the units subject to the lock-up agreements prior to the expiration of the lock-up period. RBC and Lehman have advised us further that when determining whether to release such units from the lock-up agreements, RBC and Lehman will consider, among other factors, the unitholders' reason for requesting the release, the number of units for which the release is being requested and market conditions at the time. Please see page 146 of the Registration Statement, second full paragraph, second sentence.

Material Tax Consequences, page 118

Comment 39:

To eliminate any potential for ambiguity, plainly state counsel's basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 119, but it does not appear to be stated in so many words. We note also the third paragraph on page 120.

  Response:

  We have revised the third full paragraph on page 123 to clearly state that Andrews Kurth LLP is of the opinion that Linn Energy, LLC will be classified as a partnership for federal income tax purposes.

Comment 40:

You indicate at page 133 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel's non-opinion in these circumstances, explain in necessary detail how your management became comfortable making allocations in this manner. Also explain further the nature of counsel's uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

  Response:

  Publicly traded partnerships will generally have interests that are transferred between a buyer and seller on each trading day of the year. Section 706 of the Internal Revenue Code of 1986, as amended (the "Code") requires that tax items attributable to an interest in a partnership which is sold during a taxable year be allocated between the transferor and the transferee. To avoid overly burdensome tax accounting for transferred units, existing publicly traded partnerships use the various conventions we intend to adopt to simplify allocations.

  While the use of simplifying conventions is generally contemplated under Section 706 of the Code, there is some uncertainty whether the particular combination of conventions adopted by publicly traded partnerships is permissible. While counsel is unable to opine because there is no clear authority on this issue, as a practical matter the Internal Revenue Service has not to our knowledge questioned the use of these simplifying conventions by publicly traded partnerships.

  Furthermore, we are comfortable making allocations in this manner because all of our income or loss attributable to a transferred unit will be allocated to a unitholder, whether the transferor or transferee, and will be includable in a unitholder's federal income tax return and thus subject to federal income tax.

Comment 41:

Similarly, revise to explain why counsel indicates at page 134 that it is "unable to opine on the validity of any of these positions." We may have additional comments.

  Response:

  We have revised the disclosure to clarify. The reason counsel is unable to opine on our method for making adjustments under Section 743(b) of the Code is that Treasury has produced final regulations under Section 743(b) of the Code which we will follow for making Section 743(b) adjustments; however, Treasury failed to conform previously existing regulations under Section 167 of the Code to the final regulations under Section 743(b). Therefore, if we comply with the Section 743(b) regulations, this may result in technical noncompliance with the regulations under Section 167. The depreciation rules under Section 167 of the Code generally apply only to specific types of property, such as property placed in service prior to 1981 or property depreciated under a method not expressed in terms of years. We expect to own very little, if any, property subject to Section 167 of the Code. Please see the revised disclosure on page 138.

Underwriting, page 141

Comment 42:

We note your disclosure on page 142 that you intend to conduct a "Directed Unit Program." Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

  Response:

  At our request, the underwriters may reserve up to 10% of the units to be offered in connection with our initial public offering (the "Directed Units") for sale in a Directed Unit Program (the "Program"). We will specify the potential recipients of the Directed Units and will allocate the Directed Units among the actual recipients. We have selected Lehman to administer the Program.

  We will select the potential recipients of the Directed Units from our officers, directors, employees and certain other persons associated with us and our subsidiaries (collectively, "Invitees," and each, an "Invitee"). "Certain other persons associated with the Company" refers to individuals with whom we and our subsidiaries have a business relationship, as well as "friends and family" of certain executive officers, directors and employees of us and our subsidiaries.

  When the preliminary prospectus is available, Lehman will make available a copy of the preliminary prospectus together with a package of materials relating to the Program (the "Package") to each Invitee. The Package will include:

    •
    an introductory Directed Unit Program Notice from Lehman;

    •
    an Instructions for Potential Participants and Payment Instructions Letter;

    •
    an Indication of Interest Letter ("IOI Letter");

    •
    a Client Questionnaire;

    •
    forms for opening a brokerage account with Lehman; and

    •
    a Commonly Asked Questions Addendum.

  The Package to be distributed by Lehman in connection with the Program reflects all of the Staff's comments received to date by Lehman in previous offerings for which Lehman administered such similar programs.

  In addition to explaining the mechanics of the Program, the Package makes clear that the Invitee is under no obligation to purchase Directed Units through the Program, that responding to the Package will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Directed Units, that no offer to buy Directed Units may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to purchase can be withdrawn by the Invitee, in whole or in part, without obligation or commitment, at any time prior to confirmation of the order (which confirmation is to be given after the effective date of the Registration Statement). In addition, the Package explains that all participants in the Program will be required to agree to a 180-day lock up period. The materials contained in the Package will contain the Rule 134 legend.

  The IOI Letter is designed to be signed by the Invitee and returned to Lehman by facsimile or mail. It is the method by which the Invitee affirms certain statements contained in the Package, including that the Invitee has received a copy of the preliminary prospectus, that the Directed Units requested will be for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all Directed Units requested and that the indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the Registration Statement. Lehman will use the information provided by Invitees in the Package, including the IOI Letter, in order to determine whether the Invitee is prohibited from purchasing Directed Units under NASD Conduct Rule 2790.

  If the Invitee is interested in reserving Directed Units through the Program, he, she or it is directed to return the materials contained in the Package to Lehman by a specified date. Once the Invitee has returned a completed Package to Lehman, and assuming there is no regulatory impediment to their participation in the program under NASD Conduct Rule 2790, the Invitee's personal information and the number of Directed Units in which the Invitee has expressed an interest will be forwarded to a representative of Lehman who will, at our direction, contact the Invitee to assist in opening a Lehman account to allow for purchase of Directed Units. All purchases by any Invitee through the Program are made in an account at Lehman, subject to certain limited exceptions specifically approved by Lehman.

  Following the receipt of all expressions of interest and the establishment of accounts for each Invitee, we will determine the final allocation of Directed Units made available to the Invitees. This allocation is made in our sole discretion. The exact number of Directed Units available to Invitees is generally determined prior to but not later than the time of the pricing and is a function of the number of Invitees who have indicated an interest, the limit indicated by the Invitee, the number of Invitees who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering, which is reserved in advance of the offering (we leave the placeholder in the S-1; the size does not include the "green shoe.").

  Once the Registration Statement has been declared effective and the public offering of the Units has priced, Lehman will notify the Invitees of the maximum number of Directed Units which we have determined such Invitees may purchase, their Lehman account numbers and the public offering price of the Units. Delivery of Directed Units and purchasers' payment for such Directed Units will not occur until after the public offering of the Common Stock has priced and confirmations have been sent. The Invitees will not be permitted to pre-fund their accounts. The Directed Units purchased at the initial offering price must be paid for in full no later than three full business days after the date of pricing.

  The procedures for the Program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information need to be sent to and returned by Invitees in advance of pricing. Payment and settlement procedures are the same.

  A copy of all draft Program materials, including the Package of materials expected to be distributed to Mail Invitees, is attached as Annex A to this letter and is being provided supplementally to the Staff. As of the date hereof, no materials have been furnished to any Invitee.

Comment 43:

We note your disclosure on page 144 regarding a prospectus in electronic format. Tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

  Response:

  As of the date of this letter, RBC and Lehman Brothers have advised us that they may engage in electronic distribution and/or Internet postings of the preliminary and/or final prospectus in connection with this offering. A.G. Edwards & Sons, Inc. and KeyBanc Capital Markets have indicated that they do not expect to engage in electronic distribution or Internet postings of the preliminary or final prospectus in connection with this offering.

  As a courtesy to certain of their customers to whom a physical copy of the preliminary prospectus will be sent, RBC and other underwriters may distribute preliminary prospectuses electronically via email to certain of their customers. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus (electronically or otherwise) will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

Comment 44:

Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

  Response:

  Lehman has advised us that it does not currently intend to engage in the electronic offer and/or sale of units. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Staff and Lehman confirms that it continues to employ the same procedures as those previously reviewed by the Staff.

  In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

  Consistent with this approach, the following language is included in the underwriting section of the prospectus:

    "A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations."

  Lehman has a master contract in place with Yahoo! NetRoadshow (www.netroadshow.com) ("NetRoadshow") regarding the hosting of "Internet road shows" in connection with securities offerings, but the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor's customary procedures. In its agreement with Lehman, Yahoo! NetRoadshow has agreed to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. Copies of the agreements with Yahoo! NetRoadshow has been provided to the Staff.

  RBC has advised us that it is considering engaging NetRoadshow to host or access the preliminary prospectus on the Internet. As of the date of this letter, RBC has not entered into a written agreement with NetRoadshow to provide such services. If RBC enters into an agreement to retain the services of NetRoadshow, RBC has advised us that the only material that will appear on NetRoadshow's website in connection with this offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement:

    •
    NetRoadshow will make the road show available only to those investors who have been provided with a password from the underwriters;

    •
    an investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus; and

    •
    NetRoadshow will expressly agree to comply with its obligations under the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the Commission in connection with virtual roadshows.

  If RBC enters into an agreement with NetRoadshow, Inc. to provide the services described above, RBC will provide such agreement to the Staff supplementally prior to the offering.

Comment 45:

Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the

Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

  Response:

  The underwriters have advised us that no offers will be made electronically.

Where You Can Find More Information, page 145

Comment 46:

Please revise the disclosure to reflect the new address of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

  Response:

  We have revised the disclosure to reflect the new address. Please see the revised disclosure on page 150.

Linn Energy, LLC

Financial Statements

Consolidated Balance Sheets, page F-5

Comment 47:

We note you intend to repay debt and redeem membership interests. Please expand your disclosure to explain the extent to which you capital structure is expected to change as a result of your initial public offering. To the extent your change in capital structure is not reflected in the latest balance sheet, please present a pro forma balance reflecting the use of proceeds to repay debt and redeem membership interests (but not giving effect to the offering proceeds) along side the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3. In addition, as a result in the change in your capital structure to include unit holders and the debt repayment and capital redemptions are to be paid out of proceeds of the offering rather than from the current year's earnings, present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay these amounts (but only the amount that exceeds current year's earnings).

  Response:

  We have added a new pro forma balance sheet. Please see pages F-75 through F-82.

Consolidated Statements of Operations, page F-6

Comment 48:

It appears the line item you refer to as "Loss on extinguishment of debt" is referring to the write off of deferred financing costs. Please re-characterize this description to clarify the nature of the item here and on your Statements of Cash Flows.

  Response:

  The loss on extinguishment of debt represents the write-off of the unamortized financing fees on the old credit facility. We have disclosed the transaction in footnote 16 of Subsequent Events on page F-30. The consolidated statements of operations and cash flows were updated to state

  Write-off of deferred financing fees. Additionally, it was referenced to footnote 16. Please see the revised disclosure on pages F-6 and F-8.

Note 1—Summary of Significant Accounting Policies

  (b)    Basis of presentation, page F-9

Comment 49:

We note your disclosure on page F-30 that as of June 1, 2005, your wholly-owned subsidiary was converted into a corporation. Please expand your disclosure to address the impact this change in tax status had on your consolidated operations. Refer to paragraph 28 of SFAS 109.

  Response:

  We agree with the Staff's analysis that a disclosure is required under SFAS 109 to disclose the deferred tax asset/liability that was recognized at the time Linn Operating, LLC voluntarily elected to convert to a C-Corp. We have added additional disclosure to the amendment to disclose that the effect on the consolidated financial statements was immaterial. Please see the revised disclosure on page F-31.

  (c)    Cash and cash equivalents, page F-9

Comment 50:

Please tell us the nature of your highly liquid debt instruments.

  Response:

  From inception through the current date we have not held any highly liquid debt instruments. The only cash equivalent that was maintained over this period was a money market account.

  (l)    Natural Gas and Oil Properties, page F-10

Comment 51:

We note your disclosure that indicates asset retirement costs are generally recognized when the asset is placed in service. Please describe to us instances when such costs are not recognized when the related assets are placed in service.

  Response:

  We recognize asset retirement obligation at the "spud date" of a newly drilled well or at the date of acquisition for an acquired working interest. There are no instances where we did not recognize such costs at these dates. Therefore, the term "generally" has been removed from the disclosure. Please see the revised disclosure on page F-10.

  (o)    Investment, page F-14

Comment 52:

Disclose how you evaluate your equity method investment for impairment.

  Response:

  The equity investment was a partnership that holds the ownership in a pipeline. There was no impairment to date because the loss was due to depreciation. In the third quarter of 2005, the partnership ceased operations and ownership of the pipeline was transferred to the partnership owners. Therefore, the equity investment balance was transferred to the natural gas and oil properties. The asset value is evaluated for impairment consistent with the procedures used to evaluate the natural gas and oil properties. We have not added additional disclosure due to the fact the equity investment no longer exists.

  Stock Based Compensation

Comment 53:

Disclose how you account for all stock and equity based compensation. We note your disclosures related to the member interest held by your Chief Executive Officer which is to be redeemed in conjunction with your initial public offering as well as your disclosure of a unit grants and unit options, restricted stock, phantom units and unit appreciation rights beginning on page 95.

  Response:

  As of the most recent balance sheet date, we have not issued any stock based compensation, and therefore, the accounting for the Stock Based Compensation has not been included in the audited financial statements. We have updated the Critical Accounting Policies and Estimates to disclose that we account for Stock Based Compensation pursuant to SFAS No. 123(R). Please see the revised disclosure on page 72.

Note 3—Credit Facility, page F-18

Comment 54:

Your disclosure indicates a $75 million Senior Secured Credit Facility is in place. It appears you have borrowed $98.5 million as of June 30, 2005. Please expand your disclosure to indicate the current level of the credit facility as it appears it has been adjusted.

  Response:

  The increase in borrowing capacity is disclosed in the Subsequent Event footnote on page F-30. Therefore, Note 3—Credit Facility was updated to reference to Note 16—Subsequent Events for the increase in borrowing base. Please see the revised disclosure on page F-18.

Note 4—Related Party Transactions, page F-19

Comment 55:

Indicate whether or not the transactions were conducted at fair value.

  Response:

  The payment of the 2% fee to Quantum is characterized as a return of capital and not an expense transaction. We did not represent in the Registration Statement that it was an arm's length transaction. The purchase of the working interest from Linn Resources was at a price equal to that paid to an unrelated third party during the same time frame. The disclosure was updated to state the purchase was at a fair market value. Please see the revised disclosure on page F-19.

Note 11—Costs Incurred in Natural Gas and Oil Property Acquisition and Development Activities, page F-24

Comment 56:

Please expand your disclosure to include all line items required by SFAS 69. Please refer to Illustration 2 of Appendix A of that Statement.

  Response:

  We reviewed Illustration 2 of Appendix A of SFAS 69 and updated the disclosure to include our share of the capitalized costs in the equity investment. There are line items in the Illustration that have not been included in the disclosure, as those balances are zero. Please see the revised disclosure on page F-24.

Note 12—Natural Gas and Oil Capitalized Costs, page F-25

Comment 57:

We note that you have separately reported a line item for capitalized asset retirement costs. Please refer to Illustration 1 of Appendix A of SFAS 69 and provide the disclosures as written.

  Response:

  We have updated Footnote 12—Natural Gas and Oil Capitalized Costs in the amendment in order to be presented consistent with Illustration 1 of Appendix A of SFAS 69. The Capitalized Asset Retirement Costs have been included in the proved natural gas and oil properties. Additionally, the Undeveloped Proved Properties have been included in one line item with the Proved Developed Properties and a separate line item has been added for Unproved Oil and Gas Properties. As we have not capitalized any costs associated with Unproved Properties the balance is zero. We also added a line item to disclose our share of the capitalized costs under the equity investment. Please see the revised disclosure on page F-25.

Note 13—Results of Natural Gas and Oil Producing Activities, page F-26

Comment 58:

Please clarify for us if the company incurred any exploration costs for any period presented. If so, please refer to paragraph 24 of SFAS 69.

  Response:

  We have not incurred any exploration costs from inception to the current date.

Comment 59:

In your original filing, we noted your disclosure that indicated total depreciation, depletion and amortization excluded depreciation related to support equipment. In this amendment, we note your disclosure that indicates it does include depreciation, depletion and amortization related to support equipment. Please explain why your depreciation, depletion and amortization expense has not changed.

  Response:

  The depreciation, depletion and amortization expense in the original filing included depreciation of support equipment but was not designated as such. The designation as revised in Amendment No. 1 correctly reflects the amount shown.

Note 14—Net Proved Natural Gas Reserves, page F-27

Comment 60:

We note that you have reported subtotals that are not contemplated by SFAS 69. Please modify your disclosure to present your information consistent with Illustration 4 of Appendix A of SFAS 69 as written.

  Response:

  We reviewed Illustration 4 of Appendix A of SFAS 69 and adjusted the footnote to be worded consistent with the Illustration. The line items from the illustration that have been excluded are due to the fact that those items are zero. Please see the revised disclosure on page F-27.

SFAS 69 Disclosures—General

Comment 61:

Duplicate comments relating to SFAS 69 disclosures for your significant acquiree financial statements have not been provided. Please evaluate our comments above compared to your acquiree financial statements and modify your disclosures accordingly.

  Response:

  The significant acquisition footnotes have been reviewed and updated as necessary to be consistent with illustration 4 of Appendix A of SFAS 69.

Waco Properties

Report of Independent Registered Public Accounting Firm, page F-31

Comment 62:

Please provide a signed audit opinion with your next amendment.

  Response:

  A signed audit opinion has been included in the amendment. Please see the revised page F-32.

Note 1—Nature of Business and Significant Accounting Policies

  Revenue Recognition, page F-36

Comment 63:

Please expand your disclosure to discuss accounting for gas imbalances.

  Response:

  We have included disclosure related to the gas imbalance in the accounting policy in the amended filing. Please see the revised disclosure on page F-38.

EMAX Oil Company

Independent Auditors' Report, page F-43

Comment 64:

Please provide a signed audit opinion with your next amendment.

  Response:

  A signed audit opinion has been included in the amendment. Please see the revised page F-44.

Note 1—Basis of Presentation, page F-45

Comment 65:

We note your revised disclosure regarding the direct operating expenses that are presented in your Statements of Revenues and Direct Operating Expenses. In your original document we noted that certain costs such as production related taxes were excluded. It is unclear from your disclosure whether these production taxes are now included as a component of Direct Operating Costs. We note that the amounts within the financial statements have not changed. Please clarify these disclosures for us.

  Response:

  We agree with the Staff's analysis that Direct Operating Expense is required to include production taxes. For the Emax acquisition, additional periods were added to the audited statements included in the initial filing. The financial statements included in the amendment include production taxes. For the Lenape and Cabot acquisition, the production taxes were included in the Direct Operating Expenses; however, the disclosure was incorrect and was properly stated in the amendment. For the Mountain V and Pentex statements of revenue and direct operating expenses, the acquired working interests are located in Pennsylvania, which does not have a production tax. Therefore, in the prior filing the disclosure was adjusted to remove the reference to production taxes.

Lenape Resources, Inc.

Independent Auditors' Report, page F-48

Comment 66:

Please provide a signed audit opinion with your next amendment. This comment also applies to the audit report for Cabot Oil and Gas on page F-53; and Mountain V on page F-58.

  Response:

  A signed audit opinion has been included in the amendment. Please see the revised pages F-49, F-54 and F-59.

Pentex Energy Inc.

Independent Auditors' Report, page F-64

Comment 67:

Please provide a signed audit opinion with your next amendment.

  Response:

  A signed audit opinion has been included in the amendment. Please see the revised page F-64.

Note 2—Supplemental Financial Information for Natural Gas and Oil Producing Activities, page F-66

Comment 68:

We note your disclosure that indicates you used prices in effect at January 1, 2005. Please note that these disclosures should be prepared using prices in effect as of year end. Please modify your disclosures accordingly.

  Response:

  The disclosure was calculated using a reserve report with December 31, 2004 pricing. The disclosure was updated to properly state this fact. Please see the revised disclosure on page F-67.

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2004, page F-70

Comment 69:

Please include pro forma reserve and standardized measure disclosures. We note that you have disclosed the reconciliations from beginning to year end.

  Response:

  Natural Gas and Oil Reserve Disclosures for the Unaudited Proforma Combined Statements of Operations have been updated to include disclosure of the proved developed reserves and the Standardized Measure. Please see the revised disclosure on pages F-80, F-81 and F-82.

Reserve Report, page C-1

Comment 70:

We note the report provided by your petroleum consulting firm includes a measure identified as "Future Net Income." It appears the amount depicted is equal to your future net cash flows as presented in your Standardized Measure. Please re-characterize this line item to avoid investor confusion. Please refer to 10(e)(1)(ii)(E) of Regulation S-K.

  Response:

  We have changed the designation to "Future Net Cash Flow." Please see page C-1.

Engineering Comments

Unaudited Pro Forma Cash Available to Pay Distributions, page 47

Assumptions and Considerations, page 48

Comment 71:

We note that you have drilled 69 gross wells as of 8-31-05 while your Schlumberger reserve report assumes that at least 96 wells will be drilled by that date. Amend your document to reconcile this and similar differences between accomplished and projected developments with your projected pro forma available cash.

  Response:

  You have correctly noted that as of August 31, 2005, we had only drilled 69 out of our planned 96 wells (as contemplated by the year end 2004 Schlumberger reserve report). We encountered a delay in obtaining a second rig in Pennsylvania earlier in the year as originally planned. As of October 31, 2005, we have drilled 87 wells and still plan to drill 106 (101 net wells) during 2005 as originally planned. Therefore, we believe there will be no negative impact on our projected pro forma available cash for 2006. Furthermore, we plan to include a new Linn Energy reserve report (as of 9/30/05), which will include the three acquisitions completed during 2005, in the next amendment to the S-1, which will address these inconsistencies.

Comment 72:

Your stated production estimate for 2006 is 6,547 MMCFE while your reserve report projects 5,592 MMCFE for the same period. We understand your 2005 acquisitions are not included in the 12-31-04 reserve report. Please submit to us technical support for the production and proved reserves that comprise this difference. If your 2006 projected production is not estimated to be recoverable completely from proved reserves, amend your document to disclose that portion that is proved.

  Response:

  The difference in the prior filing between the 2006 production estimate of 6,547 MMCFE and the 2004 year end reserve report projection of 5,592 MMCFE can be attributed to the following reasons:

          (a)   The 2004 year end reserve report excludes 2006 production associated with the CNR and GasSearch acquisitions, which is forecasted to be 271 MMCFE.

          (b)   The 2004 year end reserve report contemplates drilling only 43 wells in 2006, while our current plan is to drill 106 wells, which makes up the balance of the difference. At the time the forecast was made, all 106 wells were considered to be proved undeveloped locations based on internal engineering reports. Under separate cover, we are supplementally providing the technical support the Staff has requested.

  As noted above, these discrepancies will be reconciled with a more up to date reserve report as of September 30, 2005.

Comment 73:

Here you state, "From our inception in March, 2003 through August 31, 2005, we have drilled 159 gross (147 net) wells, all of which produce natural gas in commercial quantities." You also disclose that you have hedged 93% of your anticipated 2006 production. Your ability to deliver these contracted volumes as well as the reliability of your projected pro forma future cash flow requires that your actual oil and gas sales meet or exceed your projected production volumes. Amend your document to compare your quarterly historical production since inception with your projections for the same periods. You may contact us for assistance in this or any other matter.

  Response:

  We have supplementally provided the Staff on Exhibit B hereto with a quarterly comparison of historical production since inception, broken out by properties acquired in each acquisition, with our projections for the same periods. Please note that the overall variance is (6%), which is primarily attributable to the wells acquired from Waco for the following reasons:

  •
  A fire at a third party processing plant caused all wells acquired from Waco to be shut in for two months; and

  •
  A temporary delay in availability of drilling equipment.

Comment 74:

We are continuing our engineering examination and may have additional comments.

  Response:

  We acknowledge that the Staff will have additional comments.

        Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Gislar Donnenberg at (713) 220-4322 or Philip Peacock at (713) 220-4371.

Very truly yours,
/s/
cc:
Melinda Kramer (Securities and Exchange Commission)
Kevin Stertzel (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Ronald Winfrey (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Thomas P. Mason (Underwriter's Counsel)
Kolja Rockov (Registrant)

EXHIBIT A

	For the Quarter Ended,
					For the Year Ended, 12/31/2006
	3/31/2006	6/30/2006	9/30/2006	12/31/2006
	$ in thousands, except per unit amounts)
Estimated Adjusted EBITDA	$17,536	$16,567	$16,793	$18,425	$69,321
Less: Cash Interest Expense	(2,196)	(2,254)	(2,392)	(2,479)	(9,321)

Cash Flow from Operations	15,340	14,313	14,401	15,946	60,000
Less: Total Initial Quarterly Distributions	(11,125)	(11,125)	(11,125)	(11,125)	(44,500)

Cash Flow from Operations (after distributions)	$4,215	$3,188	$3,276	$4,821	$15,500

Less: Capital Expenditures	(3,425)	(9,925)	(14,675)	(4,675)	(32,700)

Shortfall (Borrowings under our Credit Facility)	$790	$(6,737)	$(11,399)	$146	$(17,200)

EXHIBIT B

Acquisition

Emax
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
4th 2003	45,893	53,088	(7,195)	(16)%
1st 2004	38,804	54,243	(15,439)	(40)%
2nd 2004	45,434	54,243	(8,809)	(19)%
3rd 2004	43,671	54,243	(10,572)	(24)%
4th 2004	68,458	54,243	14,215	21%
1st 2005	79,212	48,966	30,246	38%
2nd 2005	73,801	48,966	24,835	34%

Total	395,273	367,992	27,281	7%

Lenape
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
4th 2003	32,627	29,022	3,605	11%
1st 2004	25,359	27,504	(2,145)	(8)%
2nd 2004	26,579	27,504	(925)	(3)%
3rd 2004	28,720	27,504	1,216	4%
4th 2004	25,259	27,504	(2,245)	(9)%
1st 2005	20,682	25,446	(4,764)	(23)%
2nd 2005	22,235	25,446	(3,211)	(14)%

Total	181,461	189,930	(8,469)	(5)%

Cabot
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
4th 2003	194,432	178,791	15,641	8%
1st 2004	176,613	178,791	(2,178)	(1)%
2nd 2004	178,704	178,791	(87)	(0)%
3rd 2004	173,773	153,210	20,563	12%
4th 2004	153,372	153,210	162	0%
1st 2005	152,445	153,210	(765)	(1)%
2nd 2005	151,214	153,210	(1,996)	(1)%

Total	1,180,553	1,149,213	31,340	3%

Waco
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
4th 2003	240,911	309,923	(69,012)	(29)%
1st 2004	344,292	336,821	7,471	2%
2nd 2004	351,158	446,273	(95,115)	(27)%
3rd 2004	386,821	575,999	(189,178)	(49)%
4th 2004	447,748	544,309	(96,561)	(22)%
1st 2005	435,838	506,270	(70,432)	(16)%
2nd 2005	448,980	500,247	(51,267)	(11)%

Total	2,655,748	3,219,842	(564,094)	(21)%

Mountain V
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
2nd 2004	123,501	131,673	(8,172)	(6)%
3rd 2004	125,858	131,673	(5,815)	(4)%
4th 2004	161,884	131,673	30,211	23%
1st 2005	118,712	122,691	(3,979)	(3)%
2nd 2005	115,814	122,691	(6,877)	(6)%

Total	645,769	640,401	5,368	1%

Pentex
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
3rd 2004	92,769	82,532	10,237	12%
4th 2004	165,180	123,798	41,382	33%
1st 2005	112,415	116,418	(4,003)	(3)%
2nd 2005	191,094	116,418	74,676	64%

Total	561,458	439,166	122,292	28%

Total
Quarter	Actual Net Production (Mcf)	Projected Net Production (Mcf)	Difference (Mcf)	Percent Change
4th 2003	513,863	570,824	(56,961)	(10)%
1st 2004	585,068	597,359	(12,291)	(2)%
2nd 2004	725,376	838,484	(113,108)	(13)%
3rd 2004	851,612	1,025,161	(173,549)	(17)%
4th 2004	1,021,901	1,034,737	(12,836)	(1)%
1st 2005	919,304	973,001	(53,697)	(6)%
2nd 2005	1,003,138	966,978	36,160	4%

Total	5,620,262	6,006,544	(386,282)	(6)%

ANNEX A

[LINN ENERGY LOGO]

Directed Unit Program Notice

Dear Prospective Investor:

        In connection with our proposed initial public offering of units representing limited liability company interests, we have made arrangements through one of our underwriters, Lehman Brothers Inc., to enable you to purchase units directly from Lehman Brothers at the initial offering price through our Directed Unit Program. However, you are not obligated to purchase such units and this notice is not intended to encourage or discourage you from purchasing any units. This letter is simply intended to inform you that there is a proposed offering in case you are interested in investing.

        At this time, it is anticipated that the initial public offering price will be between $19 and $21 per unit, but the actual price may be higher or lower and will be determined immediately prior to the offering. All of the units in the Directed Unit Program are being offered by Lehman Brothers. You should be aware that any purchase of units is an investment subject to certain risks, including the inherent risks of the stock market. There can be no assurance that the market price of the units after the initial public offering will be higher than the initial offering price. In deciding whether you have any interest in purchasing any units as described above, you should know that you may purchase the units on the open market after the offering at the then current trading price.

        If you are interested in purchasing at least 500 units as part of the Directed Unit Program, please read the enclosed preliminary prospectus describing the offering, including the "Risk Factors" section contained therein. Then, complete the enclosed forms pursuant to the attached sheet and return these to Lehman Brothers no later than             . A representative of Lehman Brothers will contact you shortly thereafter.

        Please note that your indication of an interest in buying units does not constitute an agreement on your part to buy any units or an agreement on the part of the Company or Lehman Brothers to sell any units to you. An indication of interest by you will simply provide Lehman Brothers some indication of how many units may be requested by "friends" of the Company. No payment is required at this time. You are permitted to reserve units only for your own personal account and not on behalf of any other person (although you may choose to purchase jointly with a member of your immediate family), as there is a limited number of units available to be sold through the Directed Unit Program. We cannot assure you of obtaining the number of units requested. Further, allocation of units is at the sole discretion of the Company and is subject to compliance with state securities laws and the rules of the National Association of Securities Dealers, Inc.

        A registration statement relating to the units has been filed with the Securities and Exchange Commission, but has not yet become effective. The units may not be sold nor may offers to buy be accepted prior to the time when the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Your indication may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to confirmation of your order, which will occur after the effective date of the registration statement.

        After the registration statement is effective, and assuming you meet certain regulatory requirements and have been approved by Lehman Brothers, you will be informed by telephone of the exact offering price per unit by a representative of Lehman Brothers, as well as the number of units allocated to you and asked if you still wish to purchase the units. If you do not confirm, you will not be able to purchase units in the program and will not be allocated any units. Please note that no part of the purchase price can be received until the registration statement becomes effective. If you confirm your intention to purchase units, a copy of the prospectus, in final form, will be sent to you by Lehman Brothers together with a written confirmation of the sale. Please be advised that any units purchased through this program cannot be sold until 180 days following the date of the final prospectus and are subject to any lock-up agreement you may have with the underwriters. Full payment of the purchase price of your units will be required promptly after you receive such confirmation, or at the latest, within three (3) business days after you have been contacted by Lehman Brothers.

Sincerely,

Instructions for Potential Participants

Please review the attached letter from Linn Energy, LLC and the preliminary prospectus carefully. If you are interested in participating in the Directed Unit Program, please read and complete the following confidential documentation:

Form I	Indication of Interest Letter
This form will identify the number of units that you are interested in purchasing. Please note that a final allocation will be determined at the time of pricing and you may receive some, all or none of your desired units.
Form II	Client Questionnaire
This document is required to help determine your status as an eligible purchaser under the securities laws.
Form III	Directed Unit Account Opening Documentation
This form will establish your account at Lehman Brothers Inc. for the purpose of participating in the Directed Unit Program. It is important that you complete all sections of this form. Please note that this form will establish the legal title of your account. Joint accounts will be designated as Joint Tenant with Right of Survivorship unless otherwise indicated.
Lehman Brothers Client Agreement
This document contains W-9 Tax information (W-8 for foreign participants) and is required for all participants. Failure to return this document in a timely manner may result in mandatory 28% tax withholdings.

Payment Instructions:

If you intend to participate in the Directed Unit Program, please do not make any payments at this time.

Once you are notified that you have been allocated units, you must pay for the units within three business days of the trade date.

Payment must be made by wire transfer or check. Please note that Lehman Brothers Inc. will not accept cash, third party checks (checks written to Lehman Brothers by a non-participant), money orders or credit/debit card payments.

Payment by wire transfer:	JP Morgan Chase Bank NYC, ABA # 021000021 FAO Lehman Brothers Inc. Account # 140-094-221 FFC: (your account name) A/C # (your Lehman Brothers account number)
Payment by check:	Personal checks should be made payable to Lehman Brothers Inc. and should reference your account number. The checks should be mailed to the following address:
Lehman Brothers Inc. (attn operations manager) 600 Travis Street, Suite 7200 Houston, TX 77002
Lehman contacts:	David Morris (713) 652-7112 or (800) 227-4537 Jordan Larimore (713) 652-7135 or (800) 420-6160 C.J. Goodwin (713) 652-7179 or (800) 652-7179

Form I

Indication Of Interest Letter

Linn Energy, LLC
c/o Lehman Brothers

Dear Sir/Madam:

☐	I am not interested in purchasing any units representing limited liability company interests in Linn Energy, LLC (the Company) [please sign below and return].
☐	I am interested in purchasing (minimum 500) units of the Company.

At this time, it is anticipated that the initial public offering price will be between $19 and $21 per unit, but the actual price may be higher or lower and will be determined immediately prior to the offering.

I acknowledge that:

1.
I have received a copy of the preliminary prospectus.

2.
I am not assured of obtaining any, or all, of the number of units requested hereby.

3.
The number of units requested is for my own personal account and not on behalf of any other person.

4.
I am aware that full payment for the purchase price of the units allotted to me, if any, will be required promptly after I receive confirmation of any allocation of units to me. I am not sending any money at this time.

5.
This indication of interest involves no obligation or commitment of any kind and by completing this form, I am not binding myself to purchase any of the Company's units. I understand that the purpose of this form is to provide some indication of how many units may be requested by "friends" of the Company and that I will be notified by Lehman Brothers of the number of units which are available for purchase by me.

6.
I understand that the final offering price per unit cannot be determined until after the Registration Statement covering the proposed offering is declared effective. One copy of the prospectus in final form will be available at that time, along with a confirmation of my purchase.

7.
I understand that an arrangement has been made with Lehman Brothers Inc. for the sale of the units reserved under the Directed Unit Program, and that when the Registration Statement covering the proposed offering is declared effective, I will be contacted by one of Lehman Brothers' representatives by telephone to confirm my allocation of units. At that time, I may choose to withdraw my indication of interest or to purchase a portion or all of the units allocated to my account. I understand that my indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the registration statement.

8.
I understand that I will not receive the proceeds from the sale of any units until such units have been paid for in full.

9.
I understand that the units purchased in the Directed Unit Program are subject to a 180-day lock-up period after the offering and that the units must remain in a Lehman Brothers Inc. account until the term of that lock-up agreement expires.

Date:	Signature:
Print Name:
Signature:
(Joint Party—if opening a Joint Account)
Print Name:

Form II

Client Questionnaire

Please complete the following:

Name:	Date:

Name of Your Employer:	Position:

If your employer is not Linn Energy, LLC (the "Company"), briefly describe your employer's relationship or your relationship with the Company (and/or any of its employees), nature of services performed or goods supplied.

Please answer the following questions in the spaces provided:

Definition of Immediate Family Member: As used in the statements that follow, the term "immediate family" includes parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law, sister-in-law, son-in-law or daughter-in-law, children, or any other individual who receives or provides material support. Material support is deemed to be directly or indirectly providing more than 25% of a person's income in the prior calendar year.

•	I am not a broker-dealer engaged in the securities or investment banking business nor am I a member firm of the NASD. Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.
	☐ TRUE	☐ FALSE	If FALSE, please name the broker-dealer, and describe your position:

•	I am not an officer, director, general partner, associated person, or employee or agent of any broker-dealer engaged in the investment banking or securities business (other than broker-dealers engaged solely in the purchase or sale of either investment company/ variable contracts securities or direct participation program securities). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.
	☐ TRUE	☐ FALSE	If FALSE, please name the broker-dealer, and describe the position:

•	I am not a finder in respect to the initial public offering of the Company's units, or a person acting in a fiduciary capacity (including among others, attorneys, accountants and financial consultants) to the managing underwriters (which include Lehman Brothers, Inc., or co-managers). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.
	☐ TRUE	☐ FALSE	If FALSE, name the broker-dealer for whom you or your immediate family member is acting as a finder or fiduciary:

•	I am not a senior official in the executive, legislative, administrative, military or judicial branches of a non- U.S. government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a corporation owned by a non-U.S. government-owned corporation.
	☐ TRUE	☐ FALSE	If FALSE, please specify:

•	Do you have a Lehman Brothers Inc. account in which you have traded actively in the last 12 months?
	☐ YES	☐ NO	If YES, please provide the Lehman Brothers account number and Investment Representative.

Signature(s) (Joint Party—if opening a Joint Account)	Print Name	Date

Signature(s) (Joint Party—if opening a Joint Account)	Print Name	Date

Form III

Directed Unit Account Information

Account Number					GEO Code	Sweep Fund	Category Code
Branch	Account	Type	Check	IR

**Please complete this form in its entirety.

☐ Tax ID Number or ☐ Social Security#	Co-Owner's Social Security Number

Enter the Legal Name and Mailing Address on the next 6 lines

Prefix	First Name	Middle Name	Last Name	Suffix

Prefix	First Name	Middle Name	Last Name	Suffix

Street Address. . . or third name as above. . . or custodian information

City. . . or for International accounts, City, Country, etc.			State/Country	Zip Code

Home Telephone	Business Telephone	Owner's Date of Birth	Co-Owner's Date of Birth	U.S. Citizen? (If "No," specify country of citizenship)

Account Owner's Employment Information	Employer's Name			Employed Since

	Occupation		Retired (Indicate former occupation & employer)

Co-Owner's Employment Information	Employer's Name			Employed Since

	Occupation		Retired (Indicate former occupation & employer)

Investment Objectives	* * *	Growth Speculation Risk Tolerance: Aggressive	* ☐	Lehman Brothers presumes these to be your investment objectives for this account. Please indicate if these are not your objectives: No, these are not my objectives.

Financial Profile	☐ Married	☐ Single	☐ Divorced	☐ Widowed	# of Dependents	Projected Retirement Year

Has Client ever had accounts with other brokerage firms? ☐ Yes, (specify) ☐ No	Investing Since (Enter Year) -->	Stocks	Bonds	Commodities	Options

Primary Source of Income (All Owners) ☐ Investments ☐ Compensation ☐ Retirement Assets

Estimated Total Annual Income (all sources)	Current Federal Income Tax Bracket	Estimated Liquid Net Worth	Estimated Total Net Worth
$	%	$	$

Personal Profile	*Cellular Phone Number	*Facsimile	*E-mail Address

Is IR registered in the state of Client residence?	IR Signature	Branch Manager's Approval

[LEHMAN BROTHERS LOGO]
Where vision gets built™	Commonly Asked Questions

(1)   What is an Initial Public Offering (IPO)?

  An initial public offering (IPO) is a company's (or in this case, limited liability company's) first offering of equity securities, such as units representing limited liability company interests, to the public. Often referred to as a new issue or primary offering, an IPO allows a company to raise capital from the public equity markets. Investors that are allocated units in an IPO pay the initial public offering price.

(2)   What is a Directed Unit Program?

  A Directed Unit Program allows employees and certain other persons designated by the limited liability company an opportunity to invest in the limited liability company at the public offering price.

(3)   What is a Limited Liability Company (LLC)?

  A limited liability company, or LLC, is an entity organized under the laws of a state's limited liability company statue, and is governed by the provisions of such statute and the limited liability agreement of the limited liability company. In many ways, a limited liability company is similar to a limited partnership. Accordingly, a limited liability company has tax and investment considerations that are very different from traditional corporations.

(4)   What are the tax considerations of investing in LLC units?

  The tax considerations of owning LLC units are complicated and are very different than the tax and investment considerations of owning shares of corporate stock. Before you decide to invest in LLC units, you should carefully read the enclosed prospectus and consult your legal and tax advisors regarding your particular legal and tax situation.

(5)   Can a friend or relative of an invited participant also purchase units in the Program?

  No. Because there are only a limited number of units available for the Directed Unit Program, only those participants who have been mailed the documents may purchase units.

(6)   What is the minimum number of units I can purchase at the IPO price?

  The minimum investment is 500 units and multiples of 100 units thereafter (i.e. 600, 700, 800, etc.) Please note that your indication of interest can be for as many units as you desire. However, your actual allocation will be determined at the time of pricing.

(7)   How will I know how much money I will owe?

  For example, if the units price at $19 and you receive 500 units, you will owe $9,500. If the units price at $21 and you receive 500 units, you will owe $10,500.

(8)   How long do I have to wait until I can sell my units?

  There is a 180-day holding period (lock-up period) during which units purchased in the Directed Unit Program are restricted from being sold, transferred from Lehman Brothers, pledged or assigned. These units are subject to the conditions of the lock-up agreement with the underwriters for a director or executive officer of the LLC or another person who is subject to the underwriting agreement. After this time, units may be freely sold in the open market provided they are not subject to other restrictions.

(9)   Is there a charge to open an account with Lehman Brothers, Inc. and/or buy units at the IPO price?

  In order to receive units through the Directed Unit Program, an account MUST be opened with Lehman Brothers. Participants in the Directed Unit Program will not be charged a fee to open an account with Lehman Brothers and/or to buy units at the IPO price.

(10) When and how do I pay for my units?

  Units purchased at the initial offering price must be paid for in full no later than three business days after the public offering price of the units is determined. Funds may be sent via federal wire, per the following instructions, or by personal check (no third party checks accepted). You will only be obligated to pay for units after you confirm your interest.

Lehman Brothers Wire Instructions	Mailing Address
JP Morgan Chase Bank NYC, ABA # 021000021 FAO Lehman Brothers Inc. Account # 140-094-221 FFC: (your account name) A/C # (your Lehman Brothers account number)	Lehman Brothers Inc. Attention: Operations Manager 600 Travis Street, Suite 7200 Houston TX 77002

(11) When will I be notified of the number of units that I was allocated through the Directed Unit Program?

  Lehman Brothers will notify all participants in the Directed Unit Program of their allocation of units on the day the offering is priced. At this time you will also receive your Lehman Brothers account number.

(12) Why must I supply personal financial information on Form III of the attached documents?

  Lehman Brothers is required to obtain financial information regarding an investor in order to conduct business and determine suitability for participation in an IPO. Personal information distributed to Lehman Brothers will be viewed only by those implementing the Directed Unit Program at Lehman Brothers.

(13) Who do I contact if I have any questions?

  David Morris (713) 652-7112 or (800) 227-4537

  Jordan Larimore (713) 652-7135 or (800) 420-6160

  C.J. Goodwin (713) 652-7179 or (800) 652-7179

QuickLinks

  ANNEX A
  Form I
  Form III